BC FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

REG TECHNOLOGIES INC.
240 – 11780 Hammersmith Place
Richmond, BC V7A 5E9
Phone: (604) 278-5996

Item 2. Date of Material Change

State the date of the material change.

June 2, 2008

Item 3. News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

June 2, 2008

The press release relating to this material change was distributed and filed by Stockwatch and Marketnews Publishing, Inc. on June 2, 2008.

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced it intends to raise, by way of a best-efforts, non-brokered, private placement equity financing of up to $800,000.

The offering will consist of up to 2,000,000 units at $0.40 per unit for gross proceeds to Reg of up to $800,000. Each unit will consist of one common share and one common share purchase warrant, with each warrant entitling the holder thereof to acquire one additional common share of Reg from treasury at an exercise price of $0.50 per share in the first year, or at a price of $0.60 per share in the second year, from the closing of the offering

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6. Reliance on section 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on section 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(4), (5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

Item 8. Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or an officer through whom the executive officer may be contacted.

John G. Robertson
President
(604) 278-5996

Item 9. Date of Report

DATED at Richmond, British Columbia this 12th day of June 2008.

REG TECHNOLOGIES INC.

Per:	“John Robertson”
(Authorized Signatory)

John Robertson, President
(Print name and title)

SCHEDULE “A”
REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.regtech.com

N E W S R E L E A S E

Reg Technologies Inc.
(the “Company” or “Reg” )

REG TECHNOLOGIES ANNOUNCES $800,000 PRIVATE PLACEMENT

For Immediate Release: June 2, 2008. Vancouver, BC – Reg Technologies Inc. (TSX Venture Exchange: RRE.V) intends to raise, by way of a best-efforts, non-brokered, private placement equity financing of up to $800,000.

The offering will consist of up to 2,000,000 units at $0.40 per unit for gross proceeds to Reg of up to $800,000. Each unit will consist of one common share and one common share purchase warrant, with each warrant entitling the holder thereof to acquire one additional common share of Reg from treasury at an exercise price of $0.50 per share in the first year, or at a price of $0.60 per share in the second year, from the closing of the offering. Directors, officers and other insiders of Reg may participate in the offering. Net proceeds of approximately $716,000 from this private placement will be used for the development and evaluation of the RadMax®, accounts payable and working capital purposes. The closing of the private placement is subject to the approval of the TSX Venture Exchange.

ABOUT REG TECHNOLOGIES INC. AND REGI U.S., INC.

Reg Technologies Inc. and REGI U.S., Inc. are developing for commercialization an improved axial vane type rotary engine known as the Rand Cam™/RadMax® rotary technology used in the revolutionary design of lightweight and high efficiency engines, compressors and pumps. The RadMax® engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. REGI U.S., Inc. and its parent company, Reg Technologies Inc., are currently designing and testing prototype RadMax® diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications. For more information, please visit www.regtech.com .

READER ADVISORY

Statements in this press release regarding the business of Reg Technologies Inc. and REGI U.S, Inc. (together the “Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, certain of which are beyond the Companies' control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Companies or develop or license other functionally equivalent technologies; financing requirements; changes in laws, rules and regulations applicable to the Companies and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Companies’ actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in Reg Technologies’ financial statements, management discussion and analysis and material change reports filed with the Canadian Securities Administrators and available at www.sedar.com, and its Form 20-F filed with the United States Securities and Exchange Commission at www.sec.gov, and REGI’s Form 10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Companies or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Companies do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities of the Company have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither the TSX, nor any other securities regulatory authority has approved or is approved of the contents of this news release, nor accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616